FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For February 13, 2007

DESWELL INDUSTRIES, INC.
(Registrant's name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
(Address of principal executive offices)

Contact: John G. Nesbett Institutional Marketing Services (IMS) 203.972.9200 jnesbett@institutionalms.com

DESWELL INDUSTRIES, INC. ANNOUNCES THIRD QUARTER RESULTS

- 51.5% Increase in Net Income in Third Quarter -

- Company also Announces Third Quarter Dividend of $0.17 Per Share-

MACAO (February 13, 2007) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced financial results for the third quarter and nine months ended December 31, 2006.

Deswell reported net sales for the third quarter ended December 31, 2006 were $39.0 million, compared to $30.0 million for the same quarter of 2005, an increase of 30.1%. Operating income totaled $3.8 million, compared to $2.7 million for the same quarter of 2005, an increase of 44.1%. Net income for the quarter increased 51.5% to $3.6 million compared to $2.4 million for the year-ago quarter. Basic and diluted net income per share for the quarter increased to $0.24 and $0.24, respectively (based on 14,948,000 and 15,066,000 weighted average shares outstanding, respectively), compared to $0.16 and $0.16, respectively (based on 14,924,000 and 14,924,000 weighted average shares outstanding, respectively), for the quarter ended December 31, 2005.

During the quarter, the company closed down is Shenzen plastics factory to consolidate its plastics operation at its new Dongguan facility. Hence, third quarter gross margin and SG&A realized one time costs of $692,000 and $167,000 respectfully for severance payments.

Net sales for the nine months ended December 31, 2006 were $106.4 million, an increase of 19.4% compared to sales of $89.1 million for the corresponding period in 2005. Operating income increased 22.3% to $11.5 million, compared to $9.4 million for the nine months of fiscal 2006, and net income increased 27.4% to $10.6 million, compared to $8.3 million in the previous year. Basic and diluted net income per share for the nine months increased to $0.71 and $0.71, respectively (based on 14,936,000 and 14,994,000 weighted average shares outstanding, respectively), compared to $0.56 and $0.56, respectively (based on 14,903,000 and 14,931,000 weighted average shares outstanding, respectively), for the nine months ended December 31, 2005.

The Company’s balance sheet remains strong, with cash and cash equivalents on December 31, 2006 totaling $22.1 million, compared to $25.4 million on March 31, 2006. Working capital totaled $59.6 million as of December 31, 2006, versus $55.1 million as of March 31, 2006. The Company has no long-term or short-term borrowings.

Mr. Franki Tse, the chief executive officer, commented, “This quarter’s revenue growth in both our plastic and electronic division was strong with 25.5% and 33.8% growth respectively. The increase in the plastic sales was mainly due to the increase in business from newer customers as well as the pick up in business from a telecommunication customer. The growth in the electronic division was due to increased orders from existing customers and the pick up of delayed orders from last quarter. During the quarter, the plastic division closed down its manufacturing plant in Shenzhen and incurred a total of $859,000 in severance expenses, though there was also a one-time gain of $427,000 on disposal of property, plant & equipments upon the closure. Moreover, one of our plastic subsidiaries in China had recently been reassessed by the local tax bureau for the tax year 2004 and 2005 on the transfer pricing issue and the case is not yet finalized. We are still in negotiation with the local tax bureau. However, an estimated tax amount of $347,000 set aside for this in addition to the $326,000 which we paid in 2006. ”

Mr. Tse concluded, “The closure of the Shenzhen plan and centralization in our new Dongguan plant, coupled with a pick up in delayed OEM orders at our electronics & metallic division, give us confidence as we look out over the next year”

Third Quarter Dividends

The Company also announced that on February 9, 2007 its board of directors declared a dividend of $0.17 per share for the third quarter. The dividend will be payable on March 9, 2007 to shareholders of record as of February 23, 2007.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company’s customers include Digidesign Inc., Vtech Telecommunications Ltd., Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Line 6 Manufacturing and Peavey Electronics Corporation.

To learn more about Deswell Industries, Inc., please visit the Company’s web site at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements. Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release. Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.
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DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(U.S. dollars in thousands, except per share data)
	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)
Net sales	$39,002	$29,972	$106,406	$89,093
Cost of sales	30,248	23,411	80,341	68,683
Gross profit	8,754	6,561	26,065	20,410
Selling, general and administrative expenses	4,960	3,872	14,518	10,969
Operating income	3,794	2,689	11,547	9,441
Interest expense	-	-	-	-
Other income, net	412	111	742	230
Income before income taxes	4,206	2,800	12,289	9,671
Income taxes	301	90	846	164
Income before minority interests	3,905	2,710	11,443	9,507
Minority interests	299	330	837	1,181
Net income	$3,606	$2,380	$10,606	$8,326

Other comprehensive income
Foreign currency translation adjustment	1,126	-	1,836	436
Comprehensive income	$4,732	$2,380	$12,442	$8,762

Net income per share (note 3)
Basic:
Net income per share	$0.24	$0.16	$0.71	$0.56

Weighted average common shares outstanding (in thousands)	14,948	14,924	14,936	14,903

Diluted:
Net income per share (note 3)	$0.24	$0.16	$0.71	$0.56

Weighted average common shares outstanding (in thousands)	15,066	14,924	14,944	14,931

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DESWELL INDUSTRIES, INC.
Consolidated Balance Sheet

(U.S. dollars in thousands)
	December 31, 2006	March 31, 2006
	(Unaudited)	(Audited)
ASSETS

Current assets:
Cash and cash equivalents	$22,148	$25,369
Restricted cash	-	649
Marketable securities	150	164
Accounts receivable, net	26,968	18,318
Inventories	29,313	21,845
Prepaid expenses and other current assets	5,346	5,035
Income taxes receivable	41	-
Total current assets	83,966	71,380
Property, plant and equipment - net	61,815	58,286
Deferred income tax assets	-	294
Goodwill	710	710
Total assets	$146,491	$130,670

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$19,136	$10,886
Dividend payable	-	2,089
Customer deposits and accrued expenses	4,802	3,107
Income taxes payable	478	184
Total current liabilities	24,416	16,266
Minority interests	8,471	7,636

Shareholders' equity
Common stock
- authorized 30,000,000 shares; issued and outstanding
15,013,730 shares at December 31, 2006 and
14,923,730 at March 31, 2006 (note 4)	42,817	41,254
Additional paid-in capital	6,970	6,970
Accumulated other comprehensive income	2,272	436
Retained earnings	61,545	58,108
Total shareholders' equity	113,604	106,768
Total liabilities and shareholders' equity	$146,491	$130,670

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DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

( U.S. dollars in thousands )
	Nine months ended December 31,
	2006	2005
Cash flows from operating activities:
Net income	$10,606	$8,326
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	3,931	4,004
Gain/(loss) on sale of property, plant and equipment	(571)	7
Unrealized holding loss on marketable securities	14	62
Stock-based compensation cost	672	-
Minority interests	835	1,156
Deferred income tax	294	-
Changes in current assets and liabilities:
Accounts receivable	(8,650)	1,596
Inventories	(7,468)	(1,960)
Prepaid expenses and other current assets	(311)	(757)
Income taxes receivable	(41)	20
Accounts payable	8,250	(2,668)
Customer deposits and accrued expenses	1,695	(17)
In income taxes payable	294	2
Net cash provided by operating activities	9,550	9,771

Cash flows from investing activities
Purchase of property, plant and equipment	(6,461)	(5,106)
Proceeds from disposal of property, plant and equipment	1,493	4
Net cash used in investing activities	(4,968)	(5,102)

Cash flows from financing activities
Dividend paid	(9,258)	(7,310)
Dividends paid to minority shareholders of a subsidiary	-	(1,229)
Contribution from minority shareholders of a subsidiary	-	(170)
Exercise of stock options	891	352
Decrease in restricted cash	649	394
Net cash used in financing activities	(7,718)	(7,963)

Cash effect of exchange rate changes	(85)	(169)

Net decrease in cash and cash equivalents	(3,221)	(3,463)
Cash and cash equivalents, at beginning of period	25,369	28,073
Cash and cash equivalents, at end of period	22,148	24,610

Supplementary disclosures of cashflow information:
Cash paid during the period for:
Interest	-	-
Income taxes	298	142

Supplementary disclosures of significant non-cash transactions:
Issuance of common stock in connection of acquisition of
Additional 5% shareholdings of a subsidiary	-	1,834
Excess of acquisition cost over the fair value of acquired
net assets of additional 5% shareholdings of a subsidiary	-	(234)

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DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1. Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at December 31, 2006 and March 31, 2006, the results of operations for the quarters and nine months ended December 31, 2006 and December 31, 2005, and the cash flows for the nine months ended December 31, 2006 and December 31, 2005. The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 14, 2006 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2. Inventories

	December 31,	March 31,
	2006	2006
Inventories by major categories :
Raw materials	$13,809	$8,782
Work in progress	9,564	6,932
Finished goods	5,940	6,131
	$29,313	$21,84

3. Net Income Per Share

The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 “Earnings Per Share.”

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

The net income for the nine months ended December 31, 2006 and 2005 were both from the Company’s continuing operations.

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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended December 31, 2006 Compared to Quarter Ended December 31, 2005

Net Sales - The Company’s net sales for the quarter ended December 31, 2006 were $39,002,000, an increase of $9,030,000, or 30.1%, as compared to the corresponding period in 2005. The increase in sales was mainly related to the increase in sales at our injection-molded plastic segment and electronic and metallic segment of $3,391,000 and $5,639,000 respectively. This represented increases of 25.5% and 33.8% respectively, as compared with the net sales from these segments in the corresponding period in the prior year.

The revenue increase in our plastic segment was mainly due to the increase in orders from a telecommunication customer of $1,066,000 and other existing customers of $1,447,000; and the increase in orders from new customers of $3,670,000 over the corresponding period in prior year. This together offset the decrease in orders form other existing customers of $2,792,000.

The revenue increase in our electronic and metallic segment was mainly due to the increase in OEM product orders from existing customers of $7,195,000 and the increase in distribution sales of $216,000. This together offset the revenue decrease in electronic orders of $1,209,000 and in metallic orders of $504,000 during the quarter. Orders from new customers decreased by $59,000 during the quarter.

Gross Profit - The gross profit for the quarter ended December 31, 2006 was $8,764,000, representing a gross profit margin of 22.4%. This compares with the overall gross profit and gross profit margin of $6,561,000 or 21.9% for the quarter ended December 31, 2005.

Gross profit in the plastic segment increased by $1,664,000 to $4,977,000 or 29.9% of net sales, for the quarter ended December 31, 2006 compared to $3,313,000 or 25.0% of net sales, for the quarter ended December 31, 2005. The improved gross margin was mainly attributed to the steady and lower resin cost; a change in customer mix and the 4% appreciation in inventory as a result of the appreciation in Chinese renminbi currency throughout the year 2006. Furthermore, there was a 55.6% increase in labor cost as a result of approximately $692,000 in severance paid upon the closure of our Shenzhen plastic plant during the quarter and an average 6.6% increase in labor rate as compared with the quarter last year.

Gross profits in the electronic & metallic segment increased by $529,000 to $3,777,000, or 16.9% of net sales, for the quarter ended December 31, 2006 compared to $3,248,000 or 19.5% of net sales, for the same period last year. This was mainly attributed to the change in customer and product mix and the increased material pricing pressure on some of our electronic materials; an average 22% increase in labor rate and an average of 4% appreciation in Chinese renminbi currency in December 2006 where most of our direct overheads and increased local material sourcing are denominated, as compared with last year.

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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

Selling, General and Administrative Expenses - SG&A expenses for the quarter ended December 31, 2006 were $4,960,000, amounting to 12.7% of total net sales, as compared to $3,872,000 or 12.9% of total net sales for the quarter ended December 31, 2005. There was an increase in selling, general and administrative expenses of $1,088,000 over the corresponding period.

The SG&A expenses in the plastic segment increased by $423,000 or 19.7% to $2,569,000 or 15.4% of net sales, for the quarter ended December 31, 2006 compared to $2,146,000 or 16.2% of net sales, for the corresponding period in 2005. The increase was primarily related to the increase in director remuneration of $85,000, in staff salary & welfare expenses of $64,000 and $167,000 in severance paid upon the closure of our Shenzhen plastic plant during the quarter, coupled with an increase in selling expenses of $39,000 and depreciation expense of $50,000 as a result of the increase in sales activities and machinery investment during the quarter.

The SG&A expenses in the electronic & metallic segment increased by $665,000 or 38.5% to $2,391,000 or 10.7% of net sales, for the quarter ended December 31, 2006 compared to $1,726,000 or 10.3% of net sales for corresponding period in 2005. The increase was primarily related to the increase in salary expenses and staff welfare expenses of $337,000 and $69,000; as a result of both increase in staff rate and headcounts in various departments. Moreover, there were an increase in selling logistic expenses of $123,000 and increase in other general expense of $136,000 during the quarter, as the result of the increase in sales activities as compared with last year.

Operating Income - Operating income was $3,794,000 for the quarter ended December 31, 2006, an increase of $1,105,000, or 41.1% as compared with the corresponding quarter in the prior year.

On a segment basis, the operating income of the plastic division increased $1,241,000 to $2,408,000 or 14.4% of net sales, in the quarter ended December 31, 2006 compared to $1,167,000 or 8.8% of net sales in corresponding period in 2005. The increase in operating income was attributable to the increase in gross profit offsetting the increase in SG&A expenses as described above.

The operating income of the electronic & metallic segment decreased $136,000 to $1,386,000 or 6.2% of net sales, in the quarter ended December 31, 2006 compared to $1,522,000 or 9.1% of net sales in the corresponding period in 2005. The decrease in operating income was attributable to the increase in SG&A expenses offsetting the increase in gross profit as described above.

Other income - Other income was $412,000 for the quarter ended December 31, 2006, an increase of $301,000 as compared with the corresponding period in the prior year.

On a segment basis, other income attributable to the plastic segment increased $139,000 to $295,000 in the quarter ended December 31, 2006. This increase in other income was mainly attributed to the increase in gain on disposal of fixed assets of $427,000 as a result of the closure of our Shenzhen plastic plant offsetting an increase in provision for doubtful debts of $290,000 as compared with corresponding period in 2005.

Other income attributable to the electronic & metallic segment increased $162,000 to $117,000 in the quarter ended December 31, 2006. This increase in other income was mainly attributable to the decrease in exchange loss of $84,000 and the decrease in unrealized loss on securities revaluation of $53,000 as compared with corresponding period in 2005.

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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

Income Taxes - Income tax expenses for the quarter were $301,000, an increase of $211,000 as compared with the corresponding quarter in the prior year. On a segment basis, the income taxes of the plastic segment increased $66,000 to $66,000 for the quarter ended December 31, 2006. The income tax expenses for the electronic & metallic segment increased $145,000 to $235,000 for the quarter ended December 31, 2006. The increase in both segments was a result of increase in taxable income during the quarter.

Minority Interest - Minority interests represent a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronic and metallic subsidiaries. In April 2005, the Company acquired an additional 5% interest in Integrated, increasing its ownership in that subsidiary from 71% to 76%. In June 2005, the Company liquidated the marketing subsidiary in which it previously held a 49% minority interest. As a result of the decrease in minority interest in Deswell’s electronic & metallic segment and the marketing subsidiary, the dollar amount of minority interest decreased to $299,000 for the quarter ended December 31, 2006, from $330,000 for the corresponding quarter in the prior year. This represented a decrease in minority interest of $31,000 in the electronics and metallic subsidiaries in the quarter ended December 31, 2006.

Net Income - Net income was $3,606,000 for the quarter ended December 31, 2006, an increase of $1,226,000 or 51.5%, as compared to net income of $2,380,000 for the quarter ended December 31, 2005, and net income as a percentage of net sales increased from 7.9% to 9.2% for the quarter ended December 31, 2006. The increase in net income was mainly the result of the increase in operating income and in other income, and the decrease in minority interest offsetting the increase in income tax expense as described above.

Net income for the plastic segment increased by 99.3% to $2,637,000 for the quarter ended December 31, 2006 compared to $1,323,000 for the corresponding quarter in 2005. The increase in net income of the plastic segment was mainly the result of the increase in operating income and in other income, offsetting the increase in income tax expense as described above.

Net income for the electronic & metallic segment decreased by 8.3% to $969,000 for the quarter ended December 31, 2006 compared to $1,057,000 for the corresponding quarter in 2005. The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in operating income and minority interest, together with the increase in income tax expense, offsetting the increase in other income as described above.

Nine Months Ended December 31, 2006 Compared to Nine Months Ended December 31, 2005

Net Sales - The Company’s net sales for the nine months ended December 31, 2006 were $106,406,000, an increase of $17,313,000 or 19.4% as compared to corresponding period in 2005. The increase in sales was mainly related to the increase in sales in the plastic segment and electronics and metallic segment of $12,245,000 and $5,068,000 respectively. This represented an increase of 33.7% and 9.6% respectively, as compared with the respective net sales from these segments in the corresponding period in the prior year.

The revenue increase in our plastic segment was mainly a result of the increase in orders from a telecommunication customer of $9,600,000 and other existing customers of $4,056,000; and increase in orders from new customers of $6,542,000 over the corresponding period in the prior year. These together offset the decrease in orders from existing customers of $7,953,000. The net increase was resulted from a change in customer mix as compared with last year.

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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

The revenue increase in our electronic and metallic segment was mainly due to an increase in orders for electronic products from both existing and new customers of $7,494,000 and $3,386,000, respectively, offsetting the decrease in orders from existing customers of $4,828,000 in electronic sales and $923,000 in metallic sales and $61,000 in distribution sales respectively. The net increase was the result of a change in business and customer mix during the period as compared with last year. The increase in sales in the OEM products was mainly for sales of professional audio equipment products.

Gross Profit - The gross profit for the nine months ended December 31, 2006 was $26,065,000, representing a gross profit margin of 24.5%. This compares with the overall gross profit and gross profit margin of $20,410,000 or 22.9% for the nine months ended December 31, 2005.

Gross profit in the plastics segment increased by $5,367,000 to $15,751,000 or 32.4% of net sales, for the nine months ended December 31, 2006 compared to $10,384,000 or 28.6% of net sales, for the nine months ended December 31, 2005.  The improved gross margin was mainly attributed to the steady and lower resin cost; a change in customer and product mix where lower margin assembly sales decreased by approximately 35% during the period as compared with prior year; and an average 4% appreciation in inventory as a result of the 4% appreciation in Chinese renminbi currency in the year 2006; and our continued tight control of factory overhead; despite the 47.6% increase in labor cost as a result of the approximately $1,005,000 in severance paid upon the closure of our Shenzhen plastic plant during the nine months ended December 31, 2006 and an average 12% increase in labor rate as compared with last year.

Gross profits in the electronic & metallic segment increased by $288,000 to $10,314,000, or 17.8% of net sales, for the nine months ended December 31, 2006 compared to $10,026,000 or 19.0% of net sales, for the same period last year. This was mainly attributed to the change in customer and product mix and the increased material pricing pressure on some of our electronic materials; an approximately 19% increase in labor rate and an average of 4% appreciation in Chinese renminbi currency in the year 2006 where most of our direct overheads and increased local material sourcing are denominated, as compared with last year.

Selling, General and Administrative Expenses - SG&A expenses for the nine months ended December 31, 2006 were $14,518,000, amounting to 13.6% of total net sales, as compared to $10,969,000 or 12.3% of total net sales for the nine months ended December 31, 2005.

The SG&A expenses in the plastic segment increased by $1,613,000 or 25.6% to $7,916,000 or 16.3% of net sales, for the nine months ended December 31, 2006 compared to $6,303,000 or 17.3% of net sales, for the corresponding period in 2005. The increase was primarily related to a stock based compensation cost of $820,000, the increase in director remuneration of $399,000 and approximately $208,000 in severance paid upon the closure of our Shenzhen plastic plant during the period, coupled with an increase in selling expenses of $134,000 and depreciation expense of $64,000 as a result of the increase in sales activities and machinery investment during the nine months ended December 31, 2006 as compared with last year.

The SG&A expenses in the electronic & metallic segment increased by $1,936,000 or 41.5% to $6,602,000 or 11.4% of net sales, for the nine months ended December 31, 2006 compared to $4,666,000 or 8.8% of net sales for corresponding period in 2005. The increase was primarily related to the increase in salary expenses and staff welfare expenses of $1,116,000 and $44,000; as a result of both increase in staff rate and headcounts in various departments. Moreover, there were an increase in selling logistic expenses of $438,000 and increase in other general expense of $338,000 during the period, as a result of the increase in sales activities as compared with last year.
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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

Operating Income - Operating income was $11,547,000 for the nine months ended December 31, 2006, an increase of $2,106,000, or 22.3% as compared with the corresponding period in the prior year.

On a segment basis, the operating income of the plastics segment increased $3,754,000 to $7,835,000 or 16.1% of net sales, in the nine months ended December 31, 2006 compared to $4,081,000 or 11.2% of net sales in corresponding period in 2005. The increase in operating income was attributable to the increase in gross profit offsetting the increase in SG&A expenses as described above.

The operating income of electronics & metallic segment decreased $1,648,000 to $3,712,000 or 6.4% of net sales, in the nine months ended December 31, 2006 compared to $5,360,000 or 10.2% of net sales in the corresponding period in 2005. The decrease in operating income was attributable to the increase in SG&A expenses offsetting the increase in gross profit as described above.

Other income - Other income was $742,000 for the nine months ended December 31, 2006, an increase of $512,000 or 222.6% as compared with the corresponding period in the prior year. On a segment basis, other income attributable to the plastic segment increased $277,000 to $653,000 in the nine months ended December 31, 2006. This increase in other income was mainly attributed to the increase in gain on disposal of fixed assets of $583,000 as a result of the closure of our Shenzhen plastic plant offsetting an increase in provision for doubtful debts of $290,000 as compared with the corresponding period in 2005.

Other income attributable to the electronic & metallic segment increased $235,000 to $89,000 in the nine months ended December 31, 2006. This increase in other income was mainly attributable to the decrease in exchange loss of $134,000; the decrease in unrealized loss on securities revaluation of $46,000 and the increase in interest income of $29,000 as compared with corresponding period in 2005.

Income Taxes - Income taxes expenses for the nine months ended December 31, 2006 were $846,000, an increase of $682,000 or 415.9% as compared with the corresponding period in the prior year. On a segment basis, the income taxes of the plastic segment increased $673,000 to $579,000 for the nine months ended December 31, 2006. This increase was mainly related to the fact that our plastics subsidiary in China has recently been reassessed by the local tax bureau for the tax year 2004 and 2005 on the transfer pricing issue and the case is not yet finalized. We are still in negotiating with the local tax bureau. However, an estimated tax amount of $347,000 has been put aside for this purpose in addition to the $326,000 allocated in the 2006 tax year. The income tax expenses of the electronics and metallic segment increased by $9,000 to $267,000 for the nine months ended December 31, 2006.

Minority Interest - Minority interests represent a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronic and metallic subsidiaries. In April 2005, the Company acquired an additional 5% interest in Integrated, increasing its ownership in that subsidiary from 71% to 76%. In June 2005, the Company liquidated the marketing subsidiary in which it held a 49% minority interest. As a result of the decrease in minority interest in Deswell’s electronic & metallic segment and the marketing subsidiary, the dollar amount of minority interest decreased to $837,000 for the nine months ended December 31, 2006, from $1,181,000 for the corresponding period in the prior year. This represented a decrease in minority interest of $344,000 in the electronics and metallic subsidiaries.

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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

Net Income - Net income was $10,606,000 for the nine months ended December 31, 2006, an increase of $2,280,000 or 27.4%, as compared to net income of $8,326,000 for the nine months ended December 31, 2005. Net income as a percentage of net sales increased from 9.3% to 10.0% for the nine months ended December 31, 2006. The increase in net income was mainly the result of the increase in operating income and in other income, together with the decrease in minority interest offsetting the increase in income tax expenses, as described above.

Net income for the plastic segment increased by $3,358,000 or 73.8% to $7,909,000 for the nine months ended December 31, 2006 compared to $4,551,000 for the corresponding period in 2005. The increase in net income of the plastic segment was mainly the result of the increase in operating income and in other income offsetting the increase in income tax expenses as described above.

Net income for the electronic & metallic segment decreased by $1,078,000 or 28.6% to $2,697,000 for the nine months ended December 31, 2006 compared to $3,775,000 for the corresponding period in 2005. The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in operating income and the increase in income tax expenses, offsetting the increase in other income and the decrease in minority interest, as described above.

Liquidity and Capital Resources

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of December 31, 2006, the Company had a working capital surplus of $59,550,000 and cash and cash equivalents of $22,148,000. This compares with a working capital surplus of $55,114,000 and cash and cash equivalents of $25,369,000 at March 31, 2006. The decrease in cash and cash equivalents was mainly attributed to the capital investment of $6,461,000, dividend distribution of $9,258,000 offsetting the increase in net cash provided by operating activities of $9,550,000, the sale proceeds from disposal of property, plant and equipment of $1,493,000, the exercise of stock options by officers of $891,000 and the decrease in restricted cash of $649,000 during the nine months ended December 31, 2006.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid with cash generated from operations. The Company has no short-term borrowings and long-term borrowings at December 31, 2006.

As of December 31, 2006, the Company had nil general banking facilities. The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc.

Date: February 13, 2007	By:	/s/ Franki Tse
Franki Tse
Title: CEO